James Hardie Industries plc Group Company Secretary Second Floor, Europa House Harcourt Centre Harcourt Street, Dublin 2 DO2 WR20 Ireland F: +353 (0) 1 479 1128 14 December 2020 Dear Sir/Madam RE: NOTIFICATION OF A NOTIFIABLE INTEREST UNDER COMPANIES ACT 2014 This notification is given in discharge of the duty which we understand is imposed pursuant to Part 17, Chapter 4 of the Irish Companies Act 2014. UniSuper Limited as trustee for UniSuper (USL) and UniSuper Management Pty Ltd (USM) no longer have a notifiable interest in the relevant share capital of James Hardie Industries plc (JHI plc). As at 4 December 2020 USL and USM held 13,022,092 Chess Depository Interests in JHI plc (ASX: JHX), which we understand is a percentage of 2.93% and below the threshold of 3%. USL and USM’s interest is held via BNP Paribas Nominees Pty Limited as custodian for UniSuper Limited which has been the registered holder of all shares at all relevant times. USL and USM inadvertently did not disclose its holdings when the holding fell below the threshold of 3% on 14 October 2020. The notifiable percentage has been below 3% since that time. Yours sincerely STEPHEN ROSEMAN Head of Investments Legal UniSuper Management Pty Ltd Fund: UniSuper ABN 91 385 943 850 Trustee: UniSuper Limited ABN 54 006 027 121 Administrator: UniSuper Management Pty Ltd ABN 91 006 961 799 Australian Financial Services Licence No. 235907 Head Office Level 1, 385 Bourke Street Melbourne VIC 3000 Telephone 03 8831 6100 www.unisuper.com.au Exhibit 99.1